March 14, 2016

Via EDGAR

United States Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Mail Stop 4720

Attn:                    Suzanne Hayes

Office of Healthcare and Insurance

Re:                             Array BioPharma Inc.

Annual Report on Form 10-K for the Period Ended June 30, 2015

Filed August 21, 2015

Quarterly Report on Form 10-Q for the Period Ended December 31, 2015

Filed February 5, 2016

File Number 001-16633

Ladies and Gentlemen:

We are responding to comments of the staff of the Securities and Exchange Commission (the “Staff”) sent to Array BioPharma Inc. (the “Company”) in a letter addressed to Mr. John R. Moore, General Counsel of the Company, on March 2, 2016 regarding the above-captioned Annual Report on Form 10-K (the “Form 10-K”) and the above-captioned Quarterly Report on Form 10-Q (the “Form 10-Q”).

The Company’s responses to the Staff’s comments are set forth below.  For ease of reference, we also have reproduced the comment prior to the Company’s response to that comment.  Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Form 10-K or the Form 10-Q, as applicable.

Once the Staff has reviewed the responses set forth below, we would welcome the opportunity to discuss any additional questions the Staff may have.

Form 10-K for Fiscal Year Ended June 30, 2015

Item 1. Business, page 4

Intellectual Property, page 30

1.                                      Your disclosures in the first two paragraphs on page 31 specifically address the patent protections covering two of the four proprietary advanced clinical stage drug programs that you identify on page 4. Please confirm that in future filings you will revise your Intellectual Property discussion to provide similar disclosure concerning Encorafenib, ARRY-797, and, as applicable, any other material advance clinical stage drug programs or drug candidates.

Response:

The Company notes the Staff’s comment and confirms that it will revise its Intellectual Property discussion in future filings to include patent protections for Encorafenib, ARRY-797 and, as applicable, other material advance clinical stage drug programs or drug candidates, as requested by the Staff.

Item 13, Certain Relationships and Related Transactions…, page 76

2.                                      Your disclosure in “Note 7 — Related Party Transaction” of your Form 10-Q filed on February 5, 2016 refers to an agreement with Mirati Therapeutics, Inc., whose President and Chief Executive Officer is also a member of your board. The disclosure indicates that Mirati paid you $1.6 million in FY2015; however, it does not appear that you disclosed the agreement in your FY2015 Form 10-K, Item 13 discussion. Please refer to Item 404 of Regulation S-K and confirm in future filings, as applicable, you will provide all required disclosure concerning your agreement with Mirati, including an explanation of material terms related to Mirati’s option to take a license as well as amounts associated with development milestones, sales milestones and royalties. Also, file the agreement as an exhibit or explain why it is not required. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company notes the Staff’s comments and confirms that the Company will provide disclosure concerning the Company’s agreement with Mirati pursuant to Item 404 of Regulation S-K in future filings. Consistent with the Company’s disclosures with respect to its other collaboration or licensing agreements, however, the Company would disclose in such future filings the aggregate potential milestone payments under the agreement, but would not disclose specific milestone payments for development milestones or sales milestones, or the amount of royalties that may be payable on any future sales of drugs covered by the agreement. These amounts represent highly confidential pricing terms, which the Company has historically not disclosed and for which the Company has been granted confidential treatment where the agreement is filed as an exhibit to the Company’s fillings with the Commission. The Company also notes that it has not filed the agreement with Mirati as an exhibit to its filings with the Commission because the revenue received from the agreement is not material to the Company and because the agreement relates to preclinical programs that are not significant to the Company’s business; therefore, the Company considers the agreement to be immaterial in amount and significance.

Form 10-Q for Fiscal Quarter Ended December 31, 2015

Exhibit Index

3.                                      We note your application for confidential treatment regarding Exhibit 10.1. Please note that our review of your Form 10-K and subsequent filings will remain open pending resolution of this confidential treatment application.

The Company notes the Staff’s comment that its review of the Form 10-K and subsequent filings will remain open pending resolution of its application for confidential treatment of certain portions redacted from Exhibit 10.1 to the Form 10-Q.

Acknowledgements

With respect to the above-captioned Annual Report on Form 10-K and Quarterly Report on Form 10-Q, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to call the undersigned at (303) 381-6663 if you have further comments or if you require any additional information.

Sincerely,

/s/ John R. Moore
John R. Moore
General Counsel

cc:                                Carin M. Cutler, Esq., Gross Cutler Seiler Dupont LLC